Exhibit 99.1

Burning Rock Announces Changes to Board Composition

GUANGZHOU, China, June 24, 2022 — Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced the resignation of Mr. Jing Rong as a director from the Board, and the appointment of Dr. Licen Lisa Xu as an independent director to the Board.

Dr. Xu has over 15 years of experience in driving the productization and lifecycle for life science and biomedical products, from conceptualization and research to development and commercialization. She is the chief commercial officer of FlashDx Inc., a molecular diagnostics point-of-care solution company, and an independent board member of Ribbon Biolab, a company specialized in the production of synthetic DNAs. Dr. Xu served as a vice president on strategic product management and lifecycle management at Roche Diagnostics, a subsidiary of Roche Holding AG for the development of diagnostic tests, instruments and digital solutions, and a vice president on strategic marketing and product management at Illumina Inc. Dr. Xu has a Ph.D. degree in molecular biology from University of Zurich and a master of science degree in biophysics from Tsinghua University, and completed the business executive education program from Wharton Business School, University of Pennsylvania.

Mr. Yusheng Han, Burning Rock’s chairman of the Board and chief executive officer, commented, “We would like to sincerely thank Mr. Rong for his service to the Company and contribution on our board. We are delighted to have Dr. Xu, a highly qualified expert with wealth of experience in our industry, to join our board. We are confident that her extensive experience will be of great value to our firm.”

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com